Exhibit 99.2

News Release

Sustainable Growth

HARVEST ENERGY ANNOUNCES IMPROVED TERMS FOR CRUDE OIL SUPPLY
AND REFINED PRODUCT OFFTAKE AGREEMENT WITH VITOL

Calgary, Alberta – October 13, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust (“Harvest”) is pleased to announce its North Atlantic Refining Limited subsidiary (“NARL”) has renewed and extended its existing crude oil supply and refined product offtake agreement (“SOA”) with Vitol Refining S.A. (“Vitol”).

Similar to the terms of the previous agreement, Vitol will provide to NARL comprehensive working capital, financing of feedstocks and finished products, including Letters of Credit, in-transit and in-storage inventories, and trade credit. Additionally, Vitol will provide feedstock procurement and shipping, finished product marketing and shipping, price risk management, administrative and back office services. The SOA will be effective beginning in November 1, 2009 for an initial period of 2 years, after which, it will automatically renew. The Vitol SOA replaces the existing agreement in place since Harvest’s acquisition of NARL in October 2006, and is based on more favorable financing charges, fees, and product sales prices. Further, the renewed SOA will provide for the inclusion of high sulfur fuel oil inventories and other amendments, which will increase the amount of working capital financing realized under this agreement.

“We are extremely pleased with this agreement and look forward to extending our relationship with Vitol”, said John Zahary, President and CEO of Harvest Energy.

The SOA also requires that Vitol Refining S.A. purchase and lift all refined products produced by the Refinery, except for certain excluded refined products to be marketed by North Atlantic in the local Newfoundland market. Also, the SOA provides that the ownership of substantially all feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the SOA, Vitol Refining S.A. will be granted the right and obligation to provide feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined export products produced by the Refinery.

Vitol Refining S.A. is an indirect wholly-owned subsidiary of the Vitol Refining Group B.V which is part of the Vitol Group of companies (“Vitol”). Founded in 1966, Vitol is a privately owned global marketer of crude oil, providing oil trading and marketing services to upstream producers through to downstream retailers of petroleum products. With headquarters in Rotterdam, the Netherlands and Geneva, Switzerland, the Vitol Group has its primary trading operations in Houston, Geneva, Rotterdam, London and Singapore, which provide 24 hour coverage of all the world's oil markets. The trading portfolio includes crude oil, oil products, LNG, natural gas, coal, power, carbon emissions, as well as ethanol, chemicals and methanol, non-ferrous metals and sugar. Vitol trades with all the major national oil companies, the integrated oil majors, as well as the independent refiners and traders. In addition to its trading business, Vitol has 2 other key businesses. A storage and terminals business, Vitol Tank Terminals International (VTTI) with a number of major terminals including Amsterdam, Rotterdam and Fujairah and a new terminal in Port Canaveral, Florida, due to open in early 2010. Vitol’s exploration and production business includes the Arawak assets in Kazakhstan, Russia and Azerbaijan as well as the Galoc joint venture in the Philippines.

Further information on the Vitol Group is available on www.vitol.com

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca